

Right Choice

NATIONAL BEVERAGE CORP.
2008 ANNUAL REPORT


Faygo
ORANGE
NATURALLY FLAVORED
ORANGE SODA
12 FL. OZ. (355 mL)
Right Choice


Shasta
grapefruit
gotta have zazz!
soda
Everfresh
Juice Co.
BIG 24
Green Apple



☑ Right Choice

The most essential element of living is...healthy longevity.

Nutrition, exercise, stress-relief, *healthy hydration*... these vital ingredients are conducive to the wholesome lifestyle desired by today's consumer. National Beverage offers a variety of products to refresh the body and satisfy the soul... *healthy balance* that makes you say *'aaaaah!'*



LaCroix waters provide it all—pure refreshment *and* great flavor without artificial "anything." One of the nation's top-selling sparkling water brands, LaCroix's healthy refreshment is available in spring water and seven sparkling water flavors: Pure, Lemon, Lime, Berry, Cran-Raspberry, Orange and, the delicious grapefruit offering, Pamplemousse. Naturally flavored with pure essence, LaCroix waters have no calories, artificial sweeteners, or preservatives...just pure enjoyment!

LaCroix is honored to play a role in raising awareness about breast cancer as an official sponsor of the Breast Cancer 3-Day benefiting Susan G. Komen for the Cure. As part of this mission, National Beverage spearheaded the development of the first video-based global online community giving a voice to courage and commitment in hopes of finding a cure for breast cancer. The *Her Voice* website at *www.hervoicecampaign.com* features Breast Cancer 3-Day walk participants and their video stories of inspiration. Through this revolutionary and vital website, LaCroix is able to broaden its commitment to health and wellness.

HEALTHY HYDRATION—HEALTHY LIFESTYLE—HEALTHY LONGEVITY...WITH LACROIX!


La Croix



Right Choice

Real energy for real people...

Work hard—play hard!

Whether functioning in an office or skiing down a snow-covered slope, Rip It provides that crucial boost of energy and refreshment. Different from the traditional, medicinal-tasting energy drinks, the flavor variety of great-tasting Rip It energy fuel is the choice of discriminating energy drinkers. Consumers are trading in the 'old' energy taste to Rip It's great flavor variety and value. Responding to overwhelming consumer requests, Rip It is now launching 20-ounce resealable bottles with even more exceptional flavors.

Endorsed by several professional athletes including Detroit Pistons' All-Star guard Richard "Rip" Hamilton, Rip It is the energy fuel of choice for athletes... and energy cravers everywhere!

Shasta and Faygo...brands to celebrate with!


Faygo
Faygo
Grape
24oz. GRANDE!
Shasta Twist
St. Nicks

Our multi-flavored carbonated soft drinks have provided delicious refreshment to loyal consumers for over a century—Shasta since 1889 and Faygo since 1907. From the beginning, our Company has thrived on innovation and taste and our brand initiatives have changed the complexion of the soft-drink beverage industry across America.

Today, National Beverage continues its innovative brand and packaging dynamics and is known far and wide for its exotic flavors. Our steadfast commitment is to lead the development for flavor and diet enthusiasts at incomparable value.


Right Choice


clear fruit


We tried to fit the whole fruit in
the bottle...and we did it!

The mouth-watering taste of apple, plum, pear, pineapple, kiwi, grape, strawberry, raspberry, coconut...the list of fresh flavors developed by National Beverage *'flavorites'* goes on and on. Health-conscious and taste-loving hydrators thirst for our luscious juices and revitalizing flavored-water beverages. We constantly challenge ourselves to meet the ever-changing needs and demographics of flavor consumers everywhere.

Our dedicated mission is to create healthier–fun beverages... that are known for their extremely delicious flavors. Our juices and waters exceed our expectations—no wonder—we put the entire fruit in every bottle!


Everfres
Island


RASPBERRY
IMMUNIZER

☑ Right Choice

Functional beverages that provide a real nutritional benefit…not hype.

National Beverage is applying the most advanced nutritional research and technology towards developing great-tasting and convenient products that truly function. Our newest formulations of NutraFizz Effervescent Dietary Supplement sticks and tablets, Bodywo$_{RX}$ Functional Waters, and Sundance Organic Life SuperFruit Blends contain premium formulas that make a difference in everyday health. Many contain special bioactive ingredients that specifically address such health conditions as mood enhancement, weight loss, immunization and joint relief. National Beverage is positioned to capture a piece of the functional foods and beverage category that is forecasted to grow to $109 billion by 2010.

Manage

SMARTS
PASSION
INNOVATION
RESILIENCE

If a business was limited only to its management traits (which most often it is) and only four could be chosen, the above would certainly be qualifiers to enter the race to succeed. National Beverage's core philosophy is formulated, administered and employed by all, each and every day, toward achieving our performance objectives.

Globalization's competitiveness is fed through the conversion of raw materials into finished products. Those nations that have advancing civil liberties sometimes are disadvantaged by the actual cost of this progression. Nations producing products with low cost labor can affect the commodity index worldwide, thus shifting competitive edge. Here in the U.S., world commodity pricing continues to challenge the beverage industry.

National Beverage's size and agility have allowed us to more swiftly adjust with minimal effect on results. FY2008 was affected by this runaway commodity escalation, but results were only slightly impacted...thanks to the engrained philosophy that directs us.

☑ Compete

Discipline and *Passion* are the dynamics that provide the power to drive our competitive prowess...but in today's environment, that alone is not enough. Innovation is the reactor that powers the intensity of our discipline and passion.

Superior strategic judgment is required to be an aggressive competitor. The location and use of hard assets, coupled with a vision of the future achievement, driven by leadership's zest to excel, are prerequisites. Now, introduce National Beverage's distinctive innovation and that outclasses us from others.

Team National challenges itself to innovate in all aspects of its business, from discovery of new and enriching ingredients, to challenging vendors for state-of-the-art packaging. All this, while luring the most talented to become a part of our one-of-a-kind, soft drink company.

Most recently, our strategic growth plan has been modified to maximize opportunities resulting from the current challenging economic marketplace. National Beverage's retail partners have requested that a more concentrated effort for joint ventures and strategic alliances be combined with our brand growth as our new, ongoing growth profile. We began this aggressive program in the fourth quarter of FY2008 and have experienced good results. More will be disclosed throughout FY2009 about this compelling modification of our growth plan.

☑ Succeed

Success is a continual work in process. Yes...one can achieve the quarterly goal or the year's target plan, but real success is *All-Ways* achieving the plan. *All-Ways* is the culprit in this statement. It is inconceivable to always in *All-Ways* succeed. So, as part of any successful organization, there always is an undisclosed Plan 'B' for those unforeseen events. Managing this plan is the most difficult part of managing a business.

Last year's 'instant' energy price acceleration, jobless consumers, record foreclosures and runaway costs gave designers of our Plan 'B' a real migraine. 'Scrambling' was the mantra for our champion managers—and they did a great job. If after all the aforementioned, a company only slightly misses its preset target...well, that's called National Beverage, or better said—*Team National.*

Missing a target once or twice over many, many years or never experiencing a significant write-off of a bad experience or ill-advised acquisition...may be viewed by some as too conservative. We at National Beverage Corp. have another description for it...for us...it's called *Success.*

Shareholder Enrichment

Shareholders are the owners of our Company and, deservingly, are foremost in our hearts. From succession planning to squeezing the last 1 mill ($.001) from the cost of a beverage container, to a hard-fisted approach to everything...our owners' interests are mind's eye focused! The Company today is undergoing an *efficiency exam* and areas where extra capital will significantly improve efficiencies, that capital will be injected—all others are being expelled and disposed of.

Maintaining an aggressive posture on opportunities that will maximize enterprise value will be priority number one. Our opportunistic, no-debt balance sheet can be utilized in many ways to reward shareholders. We shall keep a vigilant eye on external investment opportunities as well as the proposed policies of the newly-elected to insure preferential treatment for our investors.

National Beverage Corp. is playing on the turf of giants...but as most know throughout the universe, hoards of replicas and statues exist of David—nary a one of Goliath. National Beverage Corp. has earned the genuine respect of its peers...and the giants. Shareholder Enrichment...Par Excellence!

Safeguarding Your Choice!

Nick A. Caporella
Chairman and Chief Executive Officer

National Beverage Corp.

National Beverage Corp.



Selected Financial Data

(In thousands, except per share amounts)	Fiscal Year Ended May 3, 2008[1]	April 28, 2007	April 29, 2006	April 30, 2005	May 1, 2004
SUMMARY OF OPERATIONS:					
Net sales	**$566,001**	$539,030	$516,802	$495,572	$512,061
Cost of sales[2]	**393,420**	365,793	349,131	340,206	343,316
Gross profit	**172,581**	173,237	167,671	155,366	168,745
Selling, general and administrative expenses	**138,447**	137,212	135,090	130,037	139,058
Interest expense	**109**	106	105	106	132
Other income—net	**1,053**	2,587	2,416	1,199	544
Income before income taxes	**35,078**	38,506	34,892	26,422	30,099
Provision for income taxes	**12,598**	13,824	12,666	9,536	11,408
Net income	**$ 22,480**	$ 24,682	$ 22,226	$ 16,886	$ 18,691
PER SHARE DATA:					
Basic net income[3]	**$ .49**	$ .54	$ .49	$ .37	$ .42
Diluted net income[3]	**.49**	.54	.48	.37	.41
Closing stock price[3]	**8.05**	13.13	12.80	5.92	7.57
Cash dividends paid[4]	**.80**	—	.83	—	.83
BALANCE SHEET DATA:					
Working capital	**$ 89,396**	$ 97,684	$ 75,025	$ 81,962	$ 64,967
Property—net	**57,639**	57,369	56,027	62,879	59,535
Total assets	**239,122**	257,632	218,339	224,587	205,378
Deferred income taxes—net	**16,624**	15,217	17,783	15,958	14,930
Shareholders' equity[4]	**144,625**	157,361	130,860	143,296	125,376

(1) Fiscal 2008 consisted of 53 weeks.
(2) Fiscal 2006 cost of sales includes a fructose settlement gain of $8.4 million.
(3) Basic net income per share is computed by dividing earnings applicable to common shares by the weighted average number of shares outstanding. Diluted net income per share includes the dilutive effect of stock options. Net income per share and the closing stock price have been adjusted for the 100% stock dividend distributed on March 22, 2004 and the 20% stock dividend distributed on June 22, 2007.
(4) In January 2006 and April 2004, the Company paid a cash dividend of $1.00 per share ($.83 per share after adjusting for the 20% stock dividend), aggregating $38.0 million and $38.4 million, respectively. In addition, in August 2007, the Company paid a cash dividend of $.80 per share, aggregating $36.7 million.

OVERVIEW

National Beverage Corp. develops, manufactures, markets and distributes a complete portfolio of quality beverage products throughout the United States. Incorporated in Delaware in 1985, National Beverage Corp. is a holding company for various operating subsidiaries. In this report, the terms "we," "us," "our," "Company" and "National Beverage" mean National Beverage Corp. and its subsidiaries.

We consider ourselves to be a leader in the development and sale of flavored beverage products in the United States, offering the widest selection of flavored soft drinks, juices, sparkling waters and energy drinks. Our flavor development spans over 100 years originating with our flagship brands, Shasta® and Faygo®, each of which has over 50 flavor varieties. We also maintain a diverse line of flavored beverage products geared to the health-conscious consumer, including Everfresh®, Home Juice®, and Mr. Pure® 100% juice and juice-based products; and LaCroix®, Mt. Shasta®, Crystal Bay® and ClearFruit® flavored, sparkling, and spring water products; and ÀSanté™ nutritionally-enhanced waters. In addition, we produce Rip It® energy drinks, Ohana® fruit-flavored drinks and St. Nick's® holiday soft drinks. Substantially all of our brands are produced in thirteen manufacturing facilities that are strategically located in major metropolitan markets throughout the continental United States. To a lesser extent, we develop and produce soft drinks for certain retailers and beverage companies ("allied brands").

Our strategy emphasizes the growth of our products by offering a branded beverage portfolio of proprietary flavors; by supporting the franchise value of regional brands and expanding those brands with distinctive packaging and broader demographic emphasis; by developing and acquiring innovative products tailored toward healthy lifestyles; and by appealing to the "quality-price" expectations of the family consumer. We believe that the "regional share dynamics" of our brands perpetuate consumer loyalty within local regional markets, resulting in more retailer sponsored promotional activities.

Over the last several years, we have focused on increasing penetration of our brands in the convenience channel through Company-owned and independent distributors. The convenience channel consists of convenience stores, gas stations, and other smaller "up-and-down-the-street" accounts. Because of the higher retail prices and margins that typically prevail, we have undertaken several measures to expand convenience channel distribution in recent years. These include development of products specifically targeted to this market, such as ClearFruit, Crystal Bay, Rip It, ÀSanté and Sundance®. Additionally, we have created proprietary and specialized packaging with distinctive graphics for these products. We intend to continue our focus on enhancing growth in the convenience channel through both specialized packaging and innovative product development.

Beverage industry sales are seasonal with the highest volume typically realized during the summer months. Additionally, our operating results are subject to numerous factors, including fluctuations in the costs of raw materials, changes in consumer preference for beverage products and competitive pricing in the marketplace.

RESULTS OF OPERATIONS

Net Sales Net sales for fiscal 2008 increased 5.0% to $566.0 million compared to fiscal 2007. The net sales increase reflects case volume growth of 9% for our energy drinks, juices and waters along with the effect of an 11% improvement in unit pricing due to product mix and price increases instituted to recover higher raw material costs. These increases were partially offset by a 6% decline in branded carbonated soft drink volume as well as the phase-out of certain allied brands.

Net sales for fiscal 2007 increased 4.3% to $539.0 million compared to fiscal 2006. Led by higher sales of

Rip It, the case volume of our energy drinks, juices and waters increased 12%. The volume improvement in higher margin products along with the effect of price increases instituted to recover raw material cost increases resulted in a 9% improvement in unit pricing. This increase was partially offset by a 7% decrease in carbonated soft drink volume, due primarily to a 21% volume decline in allied brands.

Gross Profit Gross profit approximated 30.5% of net sales for fiscal 2008 and 32.1% of net sales for fiscal 2007. The decline in gross margin was due to higher manufacturing and raw material costs and the effect of lower volume. This was partially offset by the higher unit pricing noted above and a $1.4 million business interruption insurance recovery. Cost of goods sold per unit increased approximately 14%.

Gross profit approximated 32.1% of net sales for fiscal 2007 and 30.8% of net sales for fiscal 2006, after excluding an $8.4 million fructose settlement gain recorded in cost of sales in fiscal 2006. The gross margin improvement is primarily the result of the increase in unit pricing noted above, partially offset by higher manufacturing and raw material costs. Excluding the fructose settlement, cost of goods sold per unit increased approximately 7%. See Note 10 of Notes to Consolidated Financial Statements.

Shipping and handling costs are included in selling, general and administrative expenses, the classification of which is consistent with many beverage companies. However, our gross margin may not be comparable to companies that include shipping and handling costs in cost of sales. See Note 1 of Notes to Consolidated Financial Statements.

Selling, General and Administrative Expenses Selling, general and administrative expenses were $138.4 million or 24.5% of net sales for fiscal 2008 compared to $137.2 million or 25.5% of net sales for last year. The increase in expenses is due primarily to higher distribution costs, which were affected by increases in fuel and energy costs.

Selling, general and administrative expenses were $137.2 million or 25.5% of net sales for fiscal 2007 compared to $135.1 million or 26.1% of net sales for last year. The $2.1 million increase is due to higher marketing costs primarily related to new product introductions associated with energy drinks and increased cooperative advertising.

Interest Expense and Other Income—Net Interest expense is comprised of financing costs related to maintaining lines of credit. Other income includes interest income of $1,218,000 for fiscal 2008, $1,701,000 for fiscal 2007, and $1,450,000 for fiscal 2006. The decline in interest income for fiscal 2008 is due to lower investment yields and average invested balances, reflecting the effects of declining rates and the $36.7 million dividend paid in August 2007. The increase in interest income for fiscal 2007 is due to an increase in investment yields and average invested balances. In addition, other income includes gains related to a contract settlement with a customer of $895,000 for fiscal 2007 and $1.1 million for fiscal 2006. See Note 6 of Notes to Consolidated Financial Statements.

Income Taxes Our effective tax rate was approximately 35.9% for fiscal 2008 and fiscal 2007, and 36.3% for fiscal 2006. The difference between the effective rate and the federal statutory rate of 35% was primarily due to the effects of state income taxes, nondeductible expenses, and nontaxable interest income. See Note 7 of Notes to Consolidated Financial Statements.

LIQUIDITY AND FINANCIAL CONDITION

Capital Resources Our current sources of capital are cash flow from operations and borrowings under existing credit facilities. A subsidiary of the Company maintains unsecured revolving credit facilities aggregating $45 million, of which $2.7 million is utilized for standby letters of credit at May 3, 2008. We believe that existing capital resources are sufficient to meet our capital requirements and those of the parent company for the foreseeable future.

On June 22, 2007, the Company distributed a 20% stock dividend to shareholders of record on June 4, 2007. On August 17, 2007, the Company paid a cash dividend of $.80 per share, aggregating $36.7 million, to shareholders of record on July 20, 2007.

Cash Flows During fiscal 2008, $34 million was provided from operating activities, which was partially offset by $12.7 million used for investing activities. Cash provided by operating activities increased $1.2 million due primarily to a favorable change in deferred income taxes. Cash used in investing activities increased $1.8 million due to a net increase in marketable securities purchased. Cash used in financing activities aggregated $35.4 million in fiscal 2008 and was comprised of a $36.7 million dividend payment partially offset by proceeds and tax benefits from stock options exercised.

During fiscal 2007, $32.8 million was provided from operating activities, which was partially offset by $10.9 million used for investing activities. Cash provided by operating activities increased $4.3 million due primarily to an increase in earnings and accounts payable. Cash used in investing activities increased $5.8 million due to an increase in net capital expenditures. Cash provided by financing activities aggregated $1.5 million in fiscal 2007 and was comprised of proceeds and tax benefits from stock options exercised.

Financial Position During fiscal 2008, our working capital decreased $8.3 million to $89.4 million due to the August 2007 cash dividend payment. Trade receivables decreased $2.8 million due to changes in customer mix and timing of customer payments. Inventory decreased $5.3 million due to the elimination of certain inventory items and improved inventory management. Prepaid and other assets increased $2.3 million due to an increase in income tax refund receivable. At May 3, 2008 and April 27, 2007, the current ratio was 2.3 to 1.

During fiscal 2007, our working capital increased $22.7 million to $97.7 million primarily due to cash provided from operations. Trade receivables increased $3.7 million due to higher sales in April 2007. Inventory increased $9.6 million due to the effects of new products and cost increases. At April 28, 2007, the current ratio was 2.3 to 1 compared to 2.2 to 1 at April 29, 2006.

Liquidity Although we continually evaluate capital projects designed to expand capacity, enhance packaging capabilities and improve efficiencies at our manufacturing facilities, the Company did not have any material capital expenditure commitments as of May 3, 2008. We anticipate that fiscal 2009 expenditures will be comparable to historical amounts.

On May 25, 2007, the Company declared a 20% stock dividend payable on June 22, 2007 to shareholders of record on June 4, 2007. On June 15, 2007, the Company declared a cash dividend of $.80 per share payable on or before August 17, 2007 to shareholders of record on July 20, 2007. On January 27, 2006, the Company paid a cash dividend of $1.00 per share ($.83 per share adjusted for the 20% stock dividend).

In January 1998, the Board of Directors authorized the purchase of up to 800,000 shares of National Beverage common stock of which 502,060 shares have been purchased. There were no shares purchased during the last three fiscal years.

Pursuant to a management agreement, we incurred a fee to Corporate Management Advisors, Inc. ("CMA") of approximately $5.7 million for fiscal 2008, $5.4 million for fiscal 2007, and $5.2 million for fiscal 2006. At May 3, 2008, we owed $2.7 million to CMA for unpaid fees. See Note 5 of Notes to Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS

Long-term contractual obligations at May 3, 2008 are payable as follows:

(In thousands)	Total	2009	2010–2011	2012–2013	Thereafter
Operating leases	$17,516	$ 6,122	$ 7,289	$3,822	$283
Purchase commitments	65,629	47,504	18,125	—	—
Total	$83,145	$53,626	$25,414	$3,822	$283

We have guaranteed the residual value of certain leased equipment in the amount of $11.3 million. Management believes that the net realizable value of such equipment will be in excess of the guaranteed amount when the lease terminates in July 2012.

We contribute to certain pension plans under collective bargaining agreements based on hours worked and to a discretionary profit sharing plan, none of which have any long-term contractual funding requirements. Contributions were $2.2 million for fiscal 2008, fiscal 2007, and fiscal 2006.

We maintain self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Other long-term liabilities include known claims and estimated incurred but not reported claims not otherwise covered by insurance, based on actuarial assumptions and historical claims experience. Since the timing and amount of claims settlement varies significantly, we are not able to reasonably estimate future payments for the periods indicated.

We have standby letters of credit aggregating $2.7 million related to our self-insurance programs, which expire in fiscal 2009. We expect to renew these standby letters of credit until they are no longer required.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results. We believe that the critical accounting policies described in the following paragraphs affect the most significant estimates and assumptions used in the preparation of our consolidated financial statements. For these policies, we caution that future events rarely develop exactly as estimated, and the best estimates routinely require adjustment.

Credit Risk We sell products to a variety of customers and extend credit based on an evaluation of each customer's financial condition, generally without requiring collateral. Exposure to credit losses varies by customer principally due to the financial condition of each customer. We monitor our exposure to credit losses and maintain allowances for anticipated losses based on specific customer circumstances, credit conditions, and historical write-offs.

Impairment of Long-Lived Assets All long-lived assets, excluding goodwill and intangible assets not subject to amortization, are evaluated for impairment on the basis of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting future cash flows. Goodwill and intangible assets not subject to amortization are evaluated for impairment annually or sooner in accordance with SFAS No. 142. An impairment loss is recognized if the carrying amount, or for goodwill, the carrying amount of its reporting unit, is greater than its fair value.

Income Taxes Our effective income tax rate and the tax bases of assets and liabilities are based on estimates of taxes which will ultimately be payable. Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized.

Insurance Programs We maintain self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Accordingly, we accrue for known claims and estimated incurred but not reported claims not otherwise covered by insurance, based on actuarial assumptions and historical claims experience.

Sales Incentives We offer various sales incentive arrangements to our customers, which require customer performance or achievement of certain sales volume targets. In those circumstances when the incentive is paid in advance, we amortize the amount paid over the period of benefit or contractual sales volume. When the incentive is paid in arrears, we accrue the expected amount to be paid over the period of benefit or expected sales volume. The recognition of these incentives involves the use of judgment related to performance and sales volume estimates that are made based on historical experience and other factors. Sales incentives are accounted for as a reduction of revenues and actual amounts may vary from reported amounts.

NEW ACCOUNTING STANDARDS

See Note 1 of Notes to Consolidated Financial Statements for information about recently issued accounting standards.

FORWARD-LOOKING STATEMENTS

National Beverage and its representatives may from time to time make written or oral statements relating to future events or results relative to our financial, operational and business performance, achievements, objectives and strategies. These statements are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995, and include statements contained in this report, filings with the Securities and Exchange Commission and other reports to our stockholders. Certain statements including, without limitation, statements containing the words "believes," "anticipates," "intends," "plans," "expects," and "estimates" constitute "forward-looking statements" and involve known and unknown risk, uncertainties and other factors that may cause the actual results, performance or achievements of our Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following: general economic and business conditions; pricing of competitive products; success in acquiring other beverage businesses; success of new product and flavor introductions; fluctuations in the costs of raw materials and packaging supplies, and the ability to pass along any cost increases to our customers; our ability to increase prices for our products; labor strikes or work stoppages or other interruptions or difficulties in the employment of labor; continued retailer support for our products; changes in consumer preferences and our success in creating products geared toward consumers' tastes; success of implementing business strategies; changes in business strategy or development plans; government regulations; unseasonably cold or wet weather conditions; and other factors referenced in this report and the Company's Securities and Exchange Commission filings. We disclaim an obligation to update any such factors or to publicly announce the results of any revisions to any forward-looking statements contained herein to reflect future events or developments.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodities We purchase various raw materials, including aluminum cans, plastic bottles, high fructose corn syrup, and various juice concentrates, the prices of which fluctuate based on commodity market conditions. Our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate.

Interest Rates We had no outstanding debt or debt related interest rate exposure during fiscal 2008. Our investment portfolio is comprised of highly liquid securities consisting primarily of short-term money market instruments, the yields of which fluctuate based largely on short-term Treasury rates. If the yield of these instruments had changed by 100 basis points (1%), interest income for fiscal 2008 would have changed by approximately $400,000.

Consolidated Balance Sheets

As of May 3, 2008 and April 28, 2007

(In thousands, except share amounts)	**2008**	2007
ASSETS		
Current assets:		
Cash and equivalents	**$ 51,497**	$ 65,579
Marketable securities	**3,000**	—
Trade receivables—net of allowances of $266 (2008) and $325 (2007)	**49,186**	51,976
Inventories	**38,754**	44,062
Deferred income taxes—net	**2,895**	2,209
Prepaid and other assets	**12,009**	9,681
Total current assets	**157,341**	173,507
Property—net	**57,639**	57,369
Goodwill	**13,145**	13,145
Intangible assets—net	**1,899**	1,899
Other assets	**9,098**	11,712
	$239,122	$257,632
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 49,803**	$ 54,333
Accrued liabilities	**17,965**	19,271
Income taxes payable	**177**	2,219
Total current liabilities	**67,945**	75,823
Deferred income taxes—net	**16,624**	15,217
Income tax liability	**3,166**	—
Other liabilities	**6,762**	9,231
Shareholders' equity:		
Preferred stock, 7% cumulative, $1 par value, aggregate liquidation preference of $15,000—1,000,000 shares authorized; 150,000 shares issued; no shares outstanding	**150**	150
Common stock, $.01 par value—authorized 75,000,000 shares; issued 49,982,838 shares (2008) and 49,538,370 shares (2007); outstanding 45,950,054 shares (2008) and 45,505,586 shares (2007)	**500**	496
Additional paid-in capital	**26,508**	24,847
Retained earnings	**135,467**	149,868
Treasury stock—at cost:		
Preferred stock—150,000 shares	**(5,100)**	(5,100)
Common stock—4,032,784 shares	**(12,900)**	(12,900)
Total shareholders' equity	**144,625**	157,361
	$239,122	$257,632

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Income

For the Fiscal Years Ended May 3, 2008, April 28, 2007 and April 29, 2006

(In thousands, except per share amounts)	**2008**	2007	2006
Net sales	**$566,001**	$539,030	$516,802
Cost of sales	**393,420**	365,793	349,131
Gross profit	**172,581**	173,237	167,671
Selling, general and administrative expenses	**138,447**	137,212	135,090
Interest expense	**109**	106	105
Other income—net	**1,053**	2,587	2,416
Income before income taxes	**35,078**	38,506	34,892
Provision for income taxes	**12,598**	13,824	12,666
Net income	**$ 22,480**	$ 24,682	$ 22,226
Net income per share			
Basic	**$ .49**	$ .54	$ .49
Diluted	**$ .49**	$ .54	$ .48
Average common shares outstanding			
Basic	**45,894**	45,763	45,367
Diluted	**46,109**	46,073	45,946

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

For the Fiscal Years Ended May 3, 2008, April 28, 2007 and April 29, 2006

(In thousands)	**2008**	2007	2006
NUMBER OF COMMON SHARES ISSUED			
Beginning of year	**49,538**	41,511	41,019
Stock options exercised[1]	**444**	443	492
20% stock dividend	**—**	7,584	—
End of year	**49,982**	49,538	41,511
PREFERRED STOCK			
Beginning and end of year	**$ 150**	$ 150	$ 150
COMMON STOCK			
Beginning of year	**496**	415	410
Stock options exercised	**4**	5	5
20% stock dividend	**—**	76	—
End of year	**500**	496	415
ADDITIONAL PAID-IN CAPITAL			
Beginning of year	**24,847**	23,033	19,679
Stock options exercised	**329**	319	1,000
Stock-based compensation	**311**	318	1,254
Stock-based tax benefits	**1,021**	1,177	1,100
End of year	**26,508**	24,847	23,033
RETAINED EARNINGS			
Beginning of year	**149,868**	125,262	141,057
Net income	**22,480**	24,682	22,226
Cash dividends paid	**(36,711)**	—	(38,021)
FIN 48 adoption	**(170)**	—	—
20% stock dividend	**—**	(76)	—
End of year	**135,467**	149,868	125,262
TREASURY STOCK—PREFERRED			
Beginning and end of year	**(5,100)**	(5,100)	(5,100)
TREASURY STOCK—COMMON			
Beginning and end of year	**(12,900)**	(12,900)	(12,900)
TOTAL SHAREHOLDERS' EQUITY	**$144,625**	$157,361	$130,860

(1) Includes issuance of deferred delivery shares of 288 (2008), 343 (2007) and 39 (2006).

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the Fiscal Years Ended May 3, 2008, April 28, 2007 and April 29, 2006

(In thousands)	**2008**	2007	2006
OPERATING ACTIVITIES:			
Net income	**$ 22,480**	$ 24,682	$ 22,226
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**11,584**	11,650	13,587
Deferred income tax (benefit) provision	**1,254**	(2,835)	1,644
Loss (gain) on disposal of property, net	**196**	9	(51)
Stock-based compensation	**311**	318	291
Changes in assets and liabilities:			
Trade receivables	**2,790**	(3,740)	(2,101)
Inventories	**5,308**	(9,633)	(4,691)
Prepaid and other assets	**(2,824)**	(3,193)	(4,675)
Accounts payable	**(4,530)**	16,292	29
Accrued and other liabilities, net	**(2,581)**	(715)	2,293
Net cash provided by operating activities	**33,988**	32,835	28,552
INVESTING ACTIVITIES:			
Marketable securities purchased	**(302,195)**	(524,980)	(352,775)
Marketable securities sold	**299,195**	524,980	352,775
Property additions	**(9,725)**	(10,975)	(7,964)
Proceeds from sale of assets	**12**	99	2,890
Net cash used in investing activities	**(12,713)**	(10,876)	(5,074)
FINANCING ACTIVITIES:			
Common stock cash dividend	**(36,711)**	—	(38,021)
Proceeds from stock options exercised	**333**	324	1,005
Stock-based tax benefits	**1,021**	1,177	1,100
Net cash provided by (used in) financing activities	**(35,357)**	1,501	(35,916)
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	**(14,082)**	23,460	(12,438)
CASH AND EQUIVALENTS—BEGINNING OF YEAR	**65,579**	42,119	54,557
CASH AND EQUIVALENTS—END OF YEAR	**$ 51,497**	$ 65,579	$ 42,119
OTHER CASH FLOW INFORMATION:			
Interest paid	**$ 107**	$ 106	$ 105
Income taxes paid	**13,767**	13,325	10,754

See accompanying Notes to Consolidated Financial Statements.

National Beverage Corp. develops, manufactures, markets and distributes a complete portfolio of multi-flavored soft drinks, juice drinks, water and specialty beverages throughout the United States. Incorporated in Delaware in 1985, National Beverage Corp. is a holding company for various operating subsidiaries. When used in this report, the terms "we," "us," "our," "Company" and "National Beverage" mean National Beverage Corp. and its subsidiaries.

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation The consolidated financial statements include the accounts of National Beverage Corp. and all subsidiaries. All significant intercompany balances have been eliminated. Our fiscal year ends the Saturday closest to April 30th and, as a result, an additional week is added every five or six years. Fiscal 2008 consists of 53 weeks while fiscal 2007 and 2006 consist of 52 weeks.

Cash and Equivalents Cash and equivalents are comprised of cash and highly liquid securities (consisting primarily of short-term money-market investments) with an original maturity of three months or less.

Fair Value of Financial Instruments The fair values of financial instruments including marketable securities, trade receivables and accounts payable are estimated based on market rates. The carrying amounts of financial instruments reflected in the balance sheets approximate their fair values.

Impairment of Long-Lived Assets All long-lived assets, excluding goodwill and intangible assets not subject to amortization, are evaluated for impairment on the basis of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting future cash flows. Goodwill and intangible assets not subject to amortization are evaluated for impairment annually or sooner in accordance with SFAS No. 142. An impairment loss is recognized if the carrying amount, or for goodwill, the carrying amount of its reporting unit, is greater than its fair value.

Income Taxes We account for income taxes under Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

At the beginning of fiscal 2008, we adopted the Financial Accounting Standards Board's ("FASB") Interpretation Number 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarified the accounting for uncertainty in an enterprise's financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires us to evaluate our open tax positions that exist on the date of initial adoption in each jurisdiction.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, we believe it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as income tax expense in the statement of operations.

Insurance Programs We maintain self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Accordingly, we accrue for known claims and estimated incurred but not reported claims not otherwise covered by insurance, based on actuarial assumptions and historical claims experience.

Intangible Assets Intangible assets as of May 3, 2008 and April 28, 2007 consisted of nonamortizable trademarks aggregating $1,899,000. Amortization expense related to relinquished distribution rights was $285,000 for fiscal 2006.

Inventories Inventories are stated at the lower of first-in, first-out cost or market. Inventories at May 3, 2008 are comprised of finished goods of $20,913,000 and raw materials of $17,841,000. Inventories at April 28, 2007 are comprised of finished goods of $24,356,000 and raw materials of $19,706,000.

Marketable Securities Marketable securities are income yielding securities that generally can be readily converted into cash. All of our marketable securities are classified as trading securities and are reported as current assets at their estimated fair market values. The reported fair value is based on a variety of factors and assumptions including quoted market prices when available. Accordingly, the fair value may not represent actual value of the securities that could have been realized as of May 3, 2008, or that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement.

Marketing Costs We are involved in a variety of marketing programs, including cooperative advertising programs with customers, to advertise and promote our products to consumers. Marketing costs are expensed when incurred, except for prepaid advertising and production costs which are expensed when the advertising takes place. Marketing costs, which are included in selling, general and administrative expenses, were $39.5 million in fiscal 2008, $42.4 million in fiscal 2007, and $37.9 million in fiscal 2006.

Net Income Per Share Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Included in average common shares outstanding are shares of common stock of which option holders have elected to defer physical delivery following the exercise of stock options. Diluted net income per share is calculated in a similar manner, but includes the dilutive effect of stock options, which amounted to 215,000 shares (2008), 310,000 shares (2007), and 579,000 shares (2006). Net income per share and average common shares outstanding have been adjusted for the 20% stock dividend paid on June 22, 2007 (see note 5).

New Accounting Standards In September 2006, the FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective as of the beginning of our 2009 fiscal year.

However, as it relates to fair value measurement requirements for nonfinancial assets and liabilities that are not remeasured at fair value on a recurring basis, the FASB deferred the effective date of SFAS 157 until the beginning of our 2010 fiscal year. We are currently evaluating the impact of adopting SFAS 157 on our financial statements.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. The provisions of SFAS 159 are effective as of the beginning of our 2009 fiscal year. We are currently evaluating the impact of adopting SFAS 159 on our financial statements.

In December 2007, the FASB issued SFAS 141 (revised 2007), "Business Combinations" ("SFAS 141R"), and SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"), to improve, simplify, and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. The provisions of SFAS 141R and SFAS 160 are effective as of the beginning of our 2010 fiscal year. We are currently evaluating the impact of adopting SFAS 141R and SFAS 160 on our financial statements.

Property Property is recorded at cost. Property additions, replacements and betterments are capitalized, while maintenance and repairs that do not extend the useful life of an asset are expensed as incurred. Depreciation is recorded using the straight-line method over estimated useful lives of 7 to 30 years for buildings and improvements, and 3 to 15 years for machinery and equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the improvement. When assets are retired or otherwise disposed, the cost and accumulated depreciation are removed from the respective accounts and any related gain or loss is recognized.

Revenue Recognition Revenue from product sales is recognized when title and risk of loss passes to the customer, which generally occurs upon delivery. Our policy is not to allow the return of products once they have been accepted by the customer. However, on occasion, we have accepted returns or issued credit to customers, primarily for damaged goods. The amounts have been immaterial and, accordingly, we do not provide a specific valuation allowance for sales returns.

Sales Incentives We offer various sales incentive arrangements to our customers which require customer performance or achievement of certain sales volume targets. In those circumstances when the incentive is paid in advance, we amortize the amount paid over the period of benefit or contractual sales volume. When the incentive is paid in arrears, we accrue the expected amount to be paid over the period of benefit or expected sales volume. The recognition of these incentives involves the use of judgment related to performance and sales volume estimates that are made based on historical experience and other factors. Sales incentives are accounted for as a reduction of revenues and actual amounts may vary from reported amounts.

Segment Reporting We operate as a single operating segment for purposes of presenting financial information and evaluating performance. As such, the accompanying consolidated financial statements present financial information in a format that is consistent with the internal financial information used by management. We do not accumulate revenues by product classification and, therefore, it is impractical to present such information.

Shipping and Handling Costs Shipping and handling costs are reported in selling, general and administrative expenses in the accompanying statements of income.

Such costs aggregated $45.3 million in fiscal 2008, $43.2 million in fiscal 2007, and $44.1 million in fiscal 2006. Although our classification is consistent with many beverage companies, our gross margin may not be comparable to companies that include shipping and handling costs in cost of sales.

Stock-Based Compensation At the beginning of the fourth quarter of fiscal 2006, we adopted SFAS No. 123R "Stock-Based Compensation" pursuant to the modified prospective application and, accordingly, prior period amounts have not been restated. Stock-based compensation expense was recorded based on the fair value method for all awards granted on or after the date of adoption and for the portion of previously granted awards that remained unvested at the date of adoption.

Prior to the fourth quarter of fiscal 2006, we applied the provisions of APB No. 25, "Accounting for Stock Issued to Employees," as permitted under SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123." Under APB 25, stock-based compensation expense was generally not recognized unless the exercise price of options granted was less than the market price on the date of grant. Had compensation cost for options granted to employees been recorded based on the fair value method under SFAS No. 123, "Accounting for Stock-Based Compensation" prior to the adoption date, net income and net income per share would have been impacted on a pro forma basis by less than $200,000 and $.01 per share for fiscal 2006.

Trade Receivables We record trade receivables at net realizable value, which includes an appropriate allowance for doubtful accounts. We extend credit based on an evaluation of each customer's financial condition, generally without requiring collateral. Exposure to credit losses varies by customer principally due to the financial condition of each customer. We monitor our exposure to credit losses and maintain allowances for anticipated losses based on specific customer circumstances, credit conditions, and historical write-offs. Activity in the allowance for doubtful accounts was as follows:

(In thousands)	**2008**	2007	2006
Balance at beginning of year	**$ 325**	$ 562	$ 585
Charged (credited) to expense	**91**	(244)	227
Net recoveries (charge-offs)	**(150)**	7	(250)
Balance at end of year	**$ 266**	$ 325	$ 562

As of May 3, 2008 and April 28, 2007, we did not have any customer that comprised more than 10% of trade receivables. No one customer accounted for more than 10% of net sales during any of the last three fiscal years.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and anticipated future actions, actual results may vary from reported amounts.

2. PROPERTY

Property as of May 3, 2008 and April 28, 2007 consisted of the following:

(In thousands)	**2008**	2007
Land	**$ 8,954**	$ 8,915
Buildings and improvements	**41,697**	38,898
Machinery and equipment	**124,797**	123,556
Total	**175,448**	171,369
Less accumulated depreciation	**(117,809)**	(114,000)
Property—net	**$ 57,639**	$ 57,369

Depreciation expense was $9,247,000 for fiscal 2008, $9,525,000 for fiscal 2007, and $10,147,000 for fiscal 2006.

3. ACCRUED LIABILITIES

Accrued liabilities as of May 3, 2008 and April 28, 2007 consisted of the following:

(In thousands)	2008	2007
Accrued promotions	**$ 5,340**	$ 5,710
Accrued compensation	**5,065**	4,427
Accrued insurance	**2,783**	1,919
Other	**4,777**	7,215
Total	**$17,965**	$19,271

4. DEBT

At May 3, 2008, a subsidiary of the Company maintained unsecured revolving credit facilities with banks aggregating $45 million (the "Credit Facilities"). The Credit Facilities expire through December 2009 and bear interest at ½% below the banks' reference rate or .6% above LIBOR, at the subsidiary's election. At May 3, 2008, $2.7 million of the Credit Facilities was used for standby letters of credit and $42.3 million was available for borrowings.

The Credit Facilities require the subsidiary to maintain certain financial ratios and contain other restrictions, none of which are expected to have a material impact on our operations or financial position. Significant financial ratios and restrictions include: fixed charge coverage; net worth ratio; and limitations on incurrence of debt. At May 3, 2008, we were in compliance with all loan covenants and approximately $25 million of retained earnings were restricted from distribution.

In June 2008, the Credit Facilities were increased to $75 million and the maturity date extended through December 2013.

5. CAPITAL STOCK AND TRANSACTIONS WITH RELATED PARTIES

On May 25, 2007, the Company declared a 20% stock dividend payable on June 22, 2007 to shareholders of record on June 4, 2007. On June 15, 2007, the Company declared a cash dividend of $.80 per share payable on or before August 17, 2007 to shareholders of record on July 20, 2007. Net income per share, average common shares outstanding and share amounts have been restated to give retroactive effect to the 20% stock dividend.

On January 27, 2006, the Company paid a cash dividend of $1.00 per share ($.83 per share adjusted for the 20% stock dividend) to shareholders of record on January 5, 2006, including holders of deferred shares.

In January 1998, the Board of Directors authorized the purchase of up to 800,000 shares of National Beverage common stock of which 502,060 shares have been purchased. There were no shares purchased during the three fiscal years ended May 3, 2008.

The Company is a party to a management agreement with Corporate Management Advisors, Inc. ("CMA"), a corporation owned by our Chairman and Chief Executive Officer. Under the agreement, the employees of CMA provide us with corporate finance, strategic planning, business development and other management services for an annual base fee equal to one percent of consolidated net sales plus incentive compensation based on certain factors to be determined by the Compensation Committee of our Board of Directors. In July 2005, in connection with providing services under the management agreement, CMA became a twenty percent joint owner of an aircraft used by the Company. We incurred fees to CMA of $5.7 million for fiscal 2008, $5.4 million for fiscal 2007, and $5.2 million for fiscal 2006. No incentive compensation has been incurred or approved under the management agreement since its inception. Included in accounts payable at May 3, 2008 and April 28, 2007 were amounts due CMA of $2.7 million and $2.5 million, respectively.

6. OTHER INCOME

Other income consisted of the following:

(In thousands)	2008	2007	2006
Interest income	**$1,218**	$1,701	$1,450
Gain on contract settlement	**—**	895	1,143
Gain (loss) on disposal of property, net	**(196)**	(9)	51
Other income (loss), net	**31**	—	(228)
Total	**$1,053**	$2,587	$2,416

7. INCOME TAXES

The provision for income taxes consisted of the following:

(In thousands)	2008	2007	2006
Current	**$11,344**	$16,659	$11,022
Deferred	**1,254**	(2,835)	1,644
Total	**$12,598**	$13,824	$12,666

Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized. Deferred tax assets and liabilities as of May 3, 2008 and April 28, 2007 consisted of the following:

(In thousands)	2008	2007
Deferred tax assets:		
Accrued expenses and other	**$ 4,704**	$ 4,215
Inventory and amortizable assets	**359**	269
Total deferred tax assets	**5,063**	4,484
Deferred tax liabilities:		
Property	**18,703**	17,426
Intangibles and other	**89**	66
Total deferred tax liabilities	**18,792**	17,492
Net deferred tax liabilities	**$13,729**	$13,008
Current deferred tax assets—net	**$ 2,895**	$ 2,209
Noncurrent deferred tax liabilities—net	**$16,624**	$15,217

The reconciliation of the statutory federal income tax rate to our effective tax rate was as follows:

	2008	2007	2006
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefit	**2.8**	3.0	2.9
Other differences	**(1.9)**	(2.1)	(1.6)
Effective income tax rate	**35.9%**	35.9%	36.3%

In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which provides guidance on the financial statement recognition, measurement, reporting and disclosure of uncertain tax positions taken or expected to be taken in a tax return. We adopted FIN 48 at the beginning of fiscal 2008 and recorded a $703,000 increase in liabilities for uncertain tax positions, a $533,000 decrease in deferred tax liability and a $170,000 decrease to retained earnings.

As of May 3, 2008, the gross amount of unrecognized tax benefits was approximately $3.2 million, of which approximately $424,000 was recognized as tax expense in fiscal 2008. If we were to prevail on all uncertain tax positions, the net effect would be to reduce our tax expense by approximately $2.6 million. A reconciliation of the changes in the gross balance of unrecognized tax benefits amounts during fiscal 2008 follows:

(In thousands)	
Beginning balance	$2,694
Increases due to current period tax positions	630
Decreases due to lapse of statue of limitations	(158)
Ending balance	$3,166

We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. As of May 3, 2008, we had accrued $393,000 in interest related to unrecognized tax benefits, of which approximately $90,000 was recognized as tax expense in fiscal 2008.

We file annual income tax returns in the United States and in various state and local jurisdictions. A number of years may elapse before an uncertain tax position, for which we have unrecognized tax benefits, is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our unrecognized tax benefits reflect the most probable outcome. We adjust these unrecognized tax benefits, as well as the related interest, in light of changing facts and circumstances. The resolution of any particular uncertain tax position could require the use of cash and an adjustment to our provision for income taxes in the period of resolution. The Internal Revenue Service has concluded its examination of our federal income tax returns through fiscal 2004 and income tax returns for subsequent fiscal years are subject to examination. Generally, the income tax returns for the various state jurisdictions are subject to examination for fiscal years ending on or after fiscal 2003.

8. STOCK-BASED COMPENSATION

The 1991 Omnibus Incentive Plan (the "Omnibus Plan") provides for compensatory awards consisting of (i) stock options or stock awards for up to 4,800,000 shares of common stock, (ii) stock appreciation rights, dividend equivalents, other stock-based awards in amounts up to 4,800,000 shares of common stock and (iii) performance awards consisting of any combination of the above. The Omnibus Plan is designed to provide an incentive to the officers (including those who are also directors) and certain other key employees and consultants by making available to them an opportunity to acquire a proprietary interest or to increase such interest in National Beverage. The number of shares or options which may be issued under stock-based awards to an individual is limited to 1,680,000 during any year. Awards may be granted for no cash consideration or such minimal cash consideration as may be required by law. Options generally vest over a five-year period and expire after ten years.

Pursuant to a Special Stock Option Plan, National Beverage has authorized the issuance of options to purchase up to an aggregate of 1,800,000 shares of common stock. Options may be granted for such consideration as determined by the Board of Directors. The Board of Directors also authorized the issuance of options to purchase up to 120,000 shares of common stock to be issued at the direction of the Chairman.

The Key Employee Equity Partnership Program ("KEEP Program") provides for the granting of stock options to purchase up to 240,000 shares of common stock to key employees, consultants, directors and officers. Participants who purchase shares of stock in the open market receive grants of stock options equal to 50% of the number of shares purchased, up to a maximum of 6,000 shares in any two-year period. Options under the KEEP Program are automatically forfeited in the event of the sale of shares originally acquired by the participant. Options are granted at an initial exercise price of 60% of the purchase price paid for the shares acquired and the exercise price reduces to the stock par value at the end of the six-year vesting period.

The fair value of option grants was estimated on the date of grant using a Black-Scholes option-pricing model with the following assumptions: weighted average expected life of 7.6 years for fiscal 2008, 8 years for 2007, and 7.7 years for 2006; weighted average expected volatility of 36.3% for fiscal 2008, 33.2% for 2007, and 30.5% for 2006; weighted average risk free interest rates of 4.6% for fiscal 2008, 5% for 2007, and 4.5% for 2006; and no expected dividend payments. Subsequent to adopting SFAS No. 123R, forfeitures were estimated based on historical experience. Prior to adoption, forfeitures were recorded as they occurred. The expected life of stock options was estimated based on historical experience. The expected volatility was estimated based on historical stock prices for a period consistent with the expected life of stock options. The risk free interest rate was based on the U.S. Treasury constant maturity interest rate whose term is consistent with the expected life of stock options.

The following is a summary of stock option activity for fiscal 2008:

	Shares	Price[a]
Options outstanding, beginning of year	835,207	$4.23
Granted	41,200	8.85
Exercised	(156,468)	2.13
Cancelled	(43,020)	6.06
Options outstanding, end of year	676,919	4.47
Options exercisable, end of year	361,848	3.24

(a) Weighted average exercise price.

Stock-based compensation expense for fiscal 2008, fiscal 2007 and fiscal 2006 was $311,000, $318,000, and $291,000, respectively. The total fair value of shares vested for fiscal 2008, fiscal 2007 and fiscal 2006 was $292,000, $258,000, and $218,000, respectively. The total intrinsic value for stock options exercised during fiscal 2008, fiscal 2007 and fiscal 2006 was $1.2 million, $1.1 million, and $2.7 million, respectively. The weighted average fair value for stock options granted in fiscal 2008, fiscal 2007 and fiscal 2006 was $7.02, $13.84, and $5.18, respectively.

As of May 3, 2008, unrecognized compensation expense related to the unvested portion of our stock options was $1.3 million, which is expected to be recognized over a weighted average period of 3.2 years. The weighted average remaining contractual term and the aggregate intrinsic value for options outstanding as of May 3, 2008 was 5.3 years and $2.4 million, respectively. The weighted average remaining contractual term and the aggregate intrinsic value for options exercisable as of May 3, 2008 was 3.5 years and $1.7 million, respectively.

For fiscal 2008, net cash proceeds from the exercise of stock options were $333,000 and stock based income tax benefits aggregated $1 million.

We have a stock purchase plan which provides for the purchase of up to 1,536,000 shares of common stock by employees who (i) have been employed for at least two years, (ii) are not part-time employees and (iii) are not owners of five percent or more of National Beverage common stock. As of May 3, 2008, no shares have been issued under the plan.

9. COMMITMENTS AND CONTINGENCIES

We lease buildings, machinery and equipment under various non-cancelable operating lease agreements expiring at various dates through 2017. Certain of these leases contain scheduled rent increases and/or renewal options. Contractual rent increases are taken into account when calculating the minimum lease payment and recognized on a straight-line basis over the lease term. Rent expense under operating lease agreements totaled approximately $8.3 million for fiscal 2008, $8.2 million for fiscal 2007, and $8.5 million for fiscal 2006.

Our minimum lease payments under non-cancelable operating leases as of May 3, 2008 are as follows:

(In thousands)	
Fiscal 2009	$ 6,122
Fiscal 2010	4,246
Fiscal 2011	3,043
Fiscal 2012	2,278
Fiscal 2013	1,544
Thereafter	283
Total minimum lease payments	$17,516

We have guaranteed the residual value of certain leased equipment in the amount of $11.3 million. No liability has been recorded as management believes that the net realizable value of such equipment will be in excess of the guaranteed amount when the lease terminates in July 2012 and that the fair market value of the guarantee is immaterial.

The Company contributes to certain pension plans under collective bargaining agreements based on hours worked and to a discretionary profit sharing plan, neither of which have any long-term contractual funding requirements. Contributions were $2.2 million for fiscal 2008, fiscal 2007, and fiscal 2006.

We enter into various agreements with suppliers for the purchase of raw materials, the terms of which may include variable or fixed pricing and minimum purchase quantities. As of May 3, 2008, we had purchase commitments for raw materials of $65.6 million.

From time to time, we are a party to various litigation matters arising in the ordinary course of business. In our opinion, the ultimate disposition of such matters will not have a material adverse effect on our consolidated financial position or results of operations.

10. FRUCTOSE SETTLEMENT

In June 2005, we received a partial payment of $7.7 million from the settlement of our claim in a class action lawsuit known as "In re: High Fructose Corn Syrup Antitrust Litigation Master File No. 95-1477 in the United States District Court for the Central District of Illinois." The lawsuit related to purchases of high fructose corn syrup made by the Company and others. The settlement amount was allocated to each class action recipient based on the proportion of its purchases to total purchases by all class action recipients. The amount received, less offsets and expenses of $.5 million, was recorded as a reduction in cost of sales in the first quarter of fiscal 2006. In November 2005, we received $1.2 million, representing the final payment due under the settlement. Such amount was recorded in the third quarter of fiscal 2006 as a reduction in cost of sales.

11. QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2008[1]				
Net sales	**$151,764**	**$143,528**	**$123,182**	**$147,527**
Gross profit	**46,391**	**44,525**	**37,669**	**43,996**
Net income	**7,185**	**6,477**	**3,254**	**5,564**
Net income per share—basic	**$ .16**	**$ .14**	**$ .07**	**$ .12**
Net income per share—diluted	**$ .16**	**$ .14**	**$ .07**	**$ .12**
Fiscal 2007				
Net sales	$150,136	$135,818	$117,123	$135,953
Gross profit	49,955	43,913	37,841	41,528
Net income	9,759	5,749	3,034	6,140
Net income per share—basic[2]	$ .21	$ .13	$ .07	$ .13
Net income per share—diluted[2]	$ .21	$ .12	$ .07	$ .13

(1) Fiscal 2008 fourth quarter included fourteen weeks while other quarters included thirteen weeks.
(2) Net income per share has been adjusted for the 20% stock dividend distributed on June 22, 2007.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
National Beverage Corp.

We have audited the accompanying balance sheets of National Beverage Corp. as of May 3, 2008 and April 28, 2007, and the related statements of income, stockholders' equity and cash flows for each of the years in the two-year period ended May 3, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company for the year ended April 29, 2006 were audited by other auditors whose opinion, dated July 28, 2006, expressed an unqualified opinion on those financial statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Beverage Corp. as of May 3, 2008 and April 28, 2007, and the results of its operations and its cash flows for each of the years in the two-year period ended May 3, 2008, in conformity with U.S. generally accepted accounting principles.

McGladrey & Pullen, LLP

Ft. Lauderdale, Florida
July 17, 2008

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The common stock of National Beverage Corp., par value $.01 per share, ("Common Stock") is listed on the NASDAQ Global Select Market under the symbol "FIZZ." Prior to June 12, 2007, the Common Stock was listed on the American Stock Exchange under the symbol "FIZ." The following table shows the range of high and low prices per share of the Common Stock for the fiscal quarters indicated:

	Fiscal 2008		Fiscal 2007	
	High	**Low**	High	Low
First Quarter	**$14.65**	**$9.40**	$14.63	$ 9.79
Second Quarter	**$10.59**	**$7.95**	$14.42	$ 9.08
Third Quarter	**$ 8.65**	**$6.76**	$12.75	$ 9.38
Fourth Quarter	**$ 8.25**	**$7.01**	$15.02	$10.71

Of the estimated 5,000 holders of our Common Stock, including those whose securities are held in the names of various dealers and/or clearing agencies, there were approximately 700 shareholders of record at July 2, 2008, according to records maintained by our transfer agent.

On May 25, 2007, the Company declared a 20% stock dividend payable on June 22, 2007 to shareholders of record on June 4, 2007. On June 15, 2007, the Company declared a cash dividend of $.80 per share payable on or before August 17, 2007 to shareholders of record on July 20, 2007. On December 23, 2005, the Company declared a cash dividend of $1.00 per share ($.83 per share adjusted for the 20% stock dividend), which was paid on January 27, 2006 to shareholders of record on January 5, 2006. The stock prices above have been restated to give retroactive effect to the 20% stock dividend.

Currently, the Board of Directors has no plans to declare additional cash dividends. See Note 4 of Notes to Consolidated Financial Statements for certain restrictions on the payment of dividends.

PERFORMANCE GRAPH

The following graph shows a comparison of the five-year cumulative returns of an investment of $100 cash on May 3, 2003 in (i) our common stock, (ii) the NASDAQ Composite Index and (iii) a company constructed peer group consisting of Coca-Cola Enterprises, Inc., Coca-Cola Bottling Company Consolidated, Cott Corporation and PepsiAmericas, Inc. The graph assumes that all dividends have been reinvested.


$300
$250
$200
$150
$100
$50
0
5/03/03
5/01/04
4/30/05
4/29/06
4/28/07
5/03/08
National Beverage Corp.
NASDAQ Composite Index
Peer Group Only

Corporate Data

DIRECTORS

Nick A. Caporella
Chairman of the Board &
Chief Executive Officer
National Beverage Corp.

Joseph G. Caporella
President
National Beverage Corp.

Samuel C. Hathorn, Jr.*
Former President
Trendmaker Development Co.

S. Lee Kling**
Chairman of the Board
The Kling Company

Joseph P. Klock, Jr., Esq.*
Partner
Epstein Becker & Green, P.C.

**Member Audit Committee*
***S. Lee Kling, a Board Member since 1993, passed away on July 25, 2008.*

CORPORATE MANAGEMENT

Nick A. Caporella
Chairman of the Board &
Chief Executive Officer

Joseph G. Caporella
President

Edward F. Knecht
Executive Vice President—
Procurement

George R. Bracken
Senior Vice President—Finance

Dean A. McCoy
Senior Vice President &
Chief Accounting Officer

Raymond J. Notarantonio
Executive Director—IT

Richard S. Berkes
Director—Risk Management

Brent R. Bott
Director—Consumer Marketing

Gregory J. Kwederis
Director—Beverage Analyst

Lawrence P. Parent
Director—Credit Management

Vanessa C. Walker
Director—Strategic Brand
Management

Gregory P. Cook
Controller

SUBSIDIARY MANAGEMENT

Edward F. Knecht
President
Shasta Sweetener Corp.
PACO, Inc.

Sanford E. Salzberg
President
Shasta, Inc.

Michael J. Bahr
Executive Vice President
Shasta West, Inc.

Alan A. Chittaro
Executive Vice President
Faygo Beverages, Inc.

Alan D. Domzalski
Executive Vice President
Sundance Beverage Company

Brian M. Gaggin
Executive Vice President
National Retail Brands, Inc.

Charles A. Maier
Executive Vice President
Foodservice
Shasta Sales, Inc.

John S. Munroe
Executive Vice President
National BevPak

Dennis L. Thompson
Executive Vice President
BevCo Sales, Inc.

John F. Hlebica
Vice President
Shasta Beverages Int'l., Inc.

Worth B. Shuman III
Vice President
Military Sales

Martin J. Rose
General Manager
Shasta Vending

SUBSIDIARIES

BevCo Sales, Inc.
Beverage Corporation
International, Inc.
Big Shot Beverages, Inc.
Everfresh Beverages, Inc.
Faygo Beverages, Inc.
Home Juice Corp.
National Retail Brands, Inc.
NewBevCo, Inc.
NutraFizz Products Corp.
PACO, Inc.
Shasta Beverages, Inc.
Shasta Beverages Int'l., Inc.
Shasta Sales, Inc.
Shasta Sweetener Corp.
Shasta West, Inc.
Sundance Beverage Company

CORPORATE OFFICES

One North University Drive
Fort Lauderdale, FL 33324
954-581-0922

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on Friday, October 3, 2008 at 2:00 p.m. local time at the Gaylord Palms Resort & Convention Center, 6000 W. Osceola Parkway, Orlando, FL 34746.

FINANCIAL AND OTHER INFORMATION

Copies of National Beverage Corp.'s Annual Report, Annual Report on Form 10-K and supplemental quarterly financial data are available free of charge on our website or contact our Shareholder Relations department at the Company's corporate address or at 877-NBC-FIZZ (877-622-3499).

Earnings and other financial results, corporate news and other Company information are available on National Beverage's website at www.nationalbeverage.com.

STOCK EXCHANGE LISTING

Common Stock is listed on the NASDAQ Global Select Market—symbol *FIZZ*.

TRANSFER AGENT AND REGISTRAR

BNY Mellon Shareowner
Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
888-313-1476
www.melloninvestor.com/isd

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

McGladrey & Pullen, LLP
Fort Lauderdale, FL

Designed by Curran & Connors, Inc. / www.curran-connors.com

In memory of S. Lee Kling



Some men stay down in the rut,
While others lead the throng.

All men are created equal but,
They don't stay that way long.

There's many a man with a gallant air,
That goes galloping through the fray.

But the valuable man is the man that's there,
When the smoke has cleared away.

Some–don't get nothing out of life,
And when their whines begin.

You often can remind them,
That they didn't put anything in!

"Well, we are all here today because of a man who not only knew how to put something in...in spades–but induced others through his mentoring to put all they could–in!"

Nick A. Caporella
Excerpt from Eulogy
July 29, 2008

National Beverage Corp.

END